UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2026

001-43033

(Commission File Number)

PULSENMORE LTD.

(Exact name of Registrant as specified in its charter)

8 Omarim St.

Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 25, 2026, Pulsenmore Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell to the Purchaser pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,562,500 ordinary shares, par value NIS 0.00032 per share, of the Company (“Ordinary Shares”), together with ordinary warrants to purchase up to 1,562,500 Ordinary Shares (the “Ordinary Warrants”, and, together with the Pre-Funded Warrants, the “Warrants”), at a combined purchase price of $4.7999 per Pre-Funded Warrant and accompanying Ordinary Warrant (the “Offering”). The aggregate gross proceeds from the Offering are expected to be approximately $7.5 million, prior to deducting placement agent fees and estimated offering expenses payable by the Company. The Offering is expected to close on or about June 26, 2026, subject to the satisfaction of customary closing conditions.

The Company currently intends to use the net proceeds from the Offering for marketing and commercialization activities, working capital and other general corporate purposes.

The Pre-Funded Warrants have an exercise price of $0.0001 per Ordinary Share, are immediately exercisable upon issuance and will not expire until exercised in full. The Ordinary Warrants have an exercise price of $4.80 per Ordinary Share, are immediately exercisable upon issuance and will expire on the five-year anniversary from the date of issuance.

The exercise price of the Warrants is subject to adjustment as set forth in the Warrants for share splits, share dividends, recapitalizations and similar events. The Warrants are subject to a provision prohibiting the exercise of such Warrants to the extent that, after giving effect to such exercise, the holder of such warrant (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates), would beneficially own in excess of 4.99% of the outstanding Ordinary Shares.

In connection with the Offering, the Company agreed to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) no later than the 10th trading day following the date of the Purchase Agreement to register the resale of the Ordinary Shares issuable upon exercise of the Warrants, and to use commercially reasonable efforts to cause such Registration Statement to be declared effective within 30 days following the filing of the Registration Statement with the SEC (or, in the event of a “full review” by the SEC, 60 days following the filing of the Registration Statement) (the “Effective Date”). If the Company fails to meet the specified filing deadlines or keep the Registration Statement effective, subject to certain permitted exceptions, the Company will be required to pay liquidated damages to the Purchaser.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, or file any registration statement or amendment or supplement thereto, other than the Registration Statement or a registration statement on Form S-8 in connection with any employee benefit plan for a period commencing on June 25, 2026 and ending 30 days following the Effective Date, subject to certain customary exceptions. In addition, the Company’s officers and directors entered into lock up agreements pursuant to which they will not offer, sell, contract to sell, or otherwise dispose of Ordinary Shares and other securities beneficially owned, subject to customary exceptions, for a period commencing on June 25, 2026 and ending 30 days following the Effective Date. In addition, subject to limited exceptions, the Purchase Agreement provides that for a period commencing on June 25, 2026 and ending six months following the Effective Date, the Company will not effect or enter into an agreement to effect a “variable rate transaction”, as defined in the Purchase Agreement, subject to certain exceptions.

A.G.P./Alliance Global Partners acted as the sole placement agent (the “Placement Agent”) in connection with the Offering, pursuant to a placement agency agreement between the Company and the Placement Agent, dated as of June 25, 2026 (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the gross proceeds of the Offering, and an expense reimbursement not to exceed $50,000 for accountable out-of-pocket legal expenses.

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The Purchase Agreement and Placement Agency Agreement contain customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement and Placement Agency Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and the Placement Agency Agreement, and may be subject to limitations agreed upon by the contracting parties.

The Warrants and the Ordinary Shares issuable upon exercise of the Warrants (the “Warrant Shares”) were offered and sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Purchaser represented that it is an accredited investor, as that term is defined in Regulation D, or a qualified institutional buyer as defined in Rule 144A under the Securities Act, and is acquiring the Warrants and the Warrant Shares as principal for its own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Warrants and the Warrant Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Warrants and the Warrant Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Warrants or Warrant Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the material terms of the Purchase Agreement, the Ordinary Warrant, the Pre-Funded Warrant, and the Placement Agency Agreement are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed herewith as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and incorporated by reference herein.

On June 25, 2026, the Company issued a press release announcing the pricing of the Offering and entry into the Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement, dated as of June 25, 2026, by and between Pulsenmore Ltd. and the purchaser identified on the signature page thereto.
10.2	Form of Ordinary Warrant.
10.3	Form of Pre-Funded Warrant.
10.4	Form of Placement Agency Agreement, dated as of June 25, 2026, by and between Pulsenmore Ltd. and A.G.P./Alliance Global Partners, as placement agent.
99.1	Press Release dated June 25, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pulsenmore Ltd.

Date: June 25, 2026	By:	/s/ Eran Hirsh
Eran Hirsh
Chief Financial Officer

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